Will H. Cai +852 3758 1210 wcai@cooley.com

April 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Scott Anderegg

Ms. Jennifer López Molina

Re:	Skillful Craftsman Education Technology Ltd

Responses to the Staff’s Comment Letter Dated March 30, 2022

File No. 333-259498

Dear Mr. Anderegg and Ms. López Molina:

On behalf of our client, Skillful Craftsman Education Technology Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 30, 2022 (the “Comment Letter”) on the Amendment No.3 to the Registration Statement on Form F-3 publicly filed with the Commission on February 28, 2022 (the “Registration Statement”) as well as the follow-up comments communicated by the Staff on April 4, 2022. In response to these comments, the Company has revised the Registration Statement and is filing Amendment No.4 to the Registration Statement (the “Amended Registration Statement”) concurrently with the submission of this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form F-3 filed February 28, 2022

Cover Page

1.	We note your response to comment 2, as well as your revised disclosure that “[a]s used in this prospectus, ‘Skillful Craftsman’ refers to Skillful Craftsman Education Technology Limited, and ‘we,’ ‘us,’ ‘our company,’ or ‘our’ refers to Skillful Craftsman Education Technology Limited and its subsidiaries, and, when describing our consolidated financial information, also includes the VIE and its subsidiary in China.” We also note your references to “our variable interest entity” and the use of “we” to discuss activities by the VIE and its subsidiaries. Please refrain from using single terms to encompass both the entity in which investors are purchasing their interest and the entity that is conducting the business operations. Please maintain this distinction throughout the prospectus and at all times differentiate for investors between the entity in which they are investing and the entity that is conducting your business operations.

In response to the Staff’s comment, the Company has revised the relevant disclosures on cover page and pages 1 to 5, 7, 15, 16, 19, 20, 22 to 25, 27, 28 and 30 of the Amended Registration Statement.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

April 22, 2022

2.	We note your response to comment 3 as well as your revised disclosure that “[a]s of the date of this prospectus, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors” and your quantification of cash flows “that have occurred between our PRC subsidiary and the VIE, and between our Cayman Islands holding company and the VIE.” In addition to cash flows, dividends and distributions, please also address any transfers made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, as you do on page 7. As a related matter, please amend your disclosure to state that to the extent cash in the business is in the PRC or a PRC entity, and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed by the government, if true. Make conforming revisions on page 7. Also, as previously requested, please provide cross-references to the condensed consolidating schedule and the condensed consolidated financial statements.

The Company respectfully advises the Staff that all the distributions and transfers between the Company’s Cayman Islands holding company, its PRC subsidiary and the VIE as of the date of the prospectus contain in the Amended Registration Statement have been disclosed in the 10th paragraph on the cover page and page 7 of the Amended Registration Statement. As is on page 7, the Company has added a statement to the cover page to clarify this point.

In response to the Staff’s comment, the Company has amended the disclosures in the 10th paragraph on the cover page to state that to the extent cash in the business is in the PRC or a PRC entity, and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed by the government.

In addition, the Company has added a cross-reference to the condensed consolidating schedule and the condensed consolidated financial statements in “Prospectus Summary--Financial Information Related to VIE and Parent.”

3.	We note your revised disclosure in response to comment 4 and reissue the comment. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP. For example, we note your disclosure that “Skillful Craftsman … relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE’s nominee shareholders to control the business operations of the VIE and its subsidiary” and that you “control and receive the economic benefits of the business operations of the VIE and its subsidiary through a series of contractual arrangements between our PRC subsidiary, the VIE and the VIE’s shareholders, which we refer to as the VIE Agreements.” Please make conforming revisions throughout your registration statement.

In response to the Staff’s comment, the Company has further amended the disclosure in the 8th paragraph on the cover page and page 6 of the Amended Registration Statement to describe the conditions the Company met for consolidation of the VIE under U.S. GAAP.

4.	Please revise the last paragraph on your cover page to disclose that the Commission adopted rules to implement the Holding Foreign Companies Accountable Act and that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, as you do on pages 5 and 21.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

April 22, 2022

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page.

5.	We note your revised disclosure in response to comment 5. Please revise to disclose that the risks you discuss could affect the “value of the securities you are registering for sale” rather than the “value of [y]our ordinary shares.”

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page and made conforming changes on pages 4, 15, 16, 21, 22 and 23 of the Amended Registration Statement.

6.	Please revise your cover page and elsewhere as appropriate to disclose whether you, your subsidiaries, and VIE have cash management policies and discuss where those policies are memorialized. For example, discuss cash management policies regarding limits on the amounts of funds that can be transferred throughout your entities.

In response to the Staff’s comment, the Company has added the relevant disclosure on the cash management policies in the 10th paragraph on the cover page on the cover page and page 7.

Prospectus Summary

Recent Regulatory Developments, page 3

7.	We note your revised disclosure in response to comment 7 that “[a]s advised by our PRC legal counsel, we believe that we and our PRC subsidiaries are not required to apply for a cyber security review with CAC” and “based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements or approval from the CSRC, the CAC, nor any other entity to approve these contractual arrangements.” Please amend your disclosure to state explicitly whether you have obtained an opinion of counsel not only with respect to the relevant CAC cybersecurity review and the VIEs contractual arrangements, but with respect to all permissions and approvals that you, your subsidiaries or VIEs are required to obtain to operate your business and offer the securities being registered to foreign investors. If you have not obtained an opinion of counsel, please state as much and explain why. Please make conforming changes in the Risk Factor section.

We also note your disclosure on pages 24 that “our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC or the CAC or other PRC regulatory authorities for the approval of the listing and trading of our ordinary shares because (i) the CSRC or the CAC or other PRC regulatory authorities” (emphasis added). Please revise to ensure your disclosure covers all permissions and approvals required by you, your subsidiaries and VIEs.

In response to the Staff’s comment, the Company has revised the relevant disclosure and made conforming changes on pages 23 and 24 of the Amended Registration Statement.

8.	As a related matter, we note references to your PRC legal counsel here and throughout your filing. However, we note that your PRC legal counsel opinion filed as Exhibit 8.2, only adopts as its opinion the disclosures under the headings “Risk Factors” and “Enforcement of Civil Liabilities.” Please revise the legal opinion or provide a consent from counsel for the disclosure that is not covered by Exhibit 8.2.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

April 22, 2022

In response to the Staff’s comment, our PRC legal counsel has revised the relevant part of the opinion filed as Exhibit 8.2 of the Amended Registration Statement.

Holding Company Structure and Contractual Arrangement with the VIE, page 6

9.	To ensure balanced disclosure in your organizational diagram, please remove the arrows in the dashed lines that denote the contractual relationships with the VIE. In this regard, we note that you have used arrows to depict direct ownership throughout your diagram.

In response to the Staff’s comment, the Company has removed the arrows in the dashed lines in the organizational diagram on page 6 of the Amended Registration Statement.

Financial Information Related to the VIE and Parent, page 8

10.	Please note that we are still considering your response to comment 6 and the condensed consolidating schedules provided.

Follow-up comments from the Staff:

•	Please disclose which entities are the company’s subsidiaries in the consolidated financial schedule. Please include the Company’s WOFEs in a sperate column from its VIEs (and the VIE subsidiaries).

In response to the Staff’s comment, the Company has revised the tabular disclosure on pages 9 through 14 of the Amended Registration Statement.

•	Please disclose how much fees were owed by the Company’s VIE to its WOFE under the exclusive service agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended Registration Statement.

•	Please add a footnote to reflect that the $953,742 amount due to the WOFE by the VIE was as of September 30, 2021.

In response to the Staff’s comment, the Company has revised the tabular disclosure on pages 9 and 32 of the Amended Registration Statement.

Summary of Risk Factors

Risks Related to Doing Business in China, page 15

11.	We note your response to comment 10, as well as your revised disclosure. Please revise the first and fifth bullet points to refer to the “value of the securities you are registering for sale” rather than the “value of [y]our ordinary shares.” Make conforming revisions on the first paragraph of your risk factor disclosure on page 22. As previously requested, please also revise to describe significant liquidity risks and cross-reference to the more detailed discussion of this risk in your Risk Factor section.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

April 22, 2022

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 15, 16, 21, 22 and 23 of the Amended Registration Statement.

The Company further respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 24 of the Amended Registration Statement.

*    *    *

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,
/s/ Will H. Cai
Will H. Cai

cc:	Xiaofeng Gao, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Bin Fu, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Dawei Chen, Chief Financial Officer, Skillful Craftsman Education Technology Limited
Frank Parrish, Partner, TPS Thayer, LLC
Eric Huang, Partner, V&T Law Firm

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com